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Code of Ethics

Last Updated: December 2022

2905 Maple Avenue | Dallas, TX 75201

T: 214.954.1177 | Fax: 214.954.1281

www.hodgescapital.com | www.firstdallas.com

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Table Of Contents

BACKGROUND	4
General Standards of Conduct	5
PERSONAL INVESTING AND ACTIVITIES	5
Scope	6
Prohibited Activities	6
Prohibited Transactions	7
Personal Securities Transactions	7
Sanction Guidelines	8
Limits on Gifts & Entertainment	9
Limits on Service as a Director or Board Member	9
Outside Business Activities	9
Private Securities Transactions	9
Social Media	9
Reporting of Personal Investments by Employees	9
Monitoring and Review of Personal Securities Transactions	11
Policies and Procedures to Prevent Insider Trading	11
Penalties for Insider Trading	12
Procedures to Implement the Firm’s Policy against Insider Trading	12
Procedures to Prevent and Detect Insider Trading	13
CODE ADMINISTRATION AND ENFORCEMENT	14
Recordkeeping	15
Miscellaneous	15
Protecting the Confidentiality of Client Information	16
Employee Responsibilities	17
Security of Confidential Personal Information	17
Privacy Policy	17
Enforcement and Review of Confidentiality and Privacy Policies	18
DEFINITIONS	18

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BACKGROUND

Hodges Capital Management, Inc. (“HCM” or the “Firm”) is an Investment Adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940 (“Advisers Act”). Its client base is primarily comprised of individuals, retirement accounts and charities, and four mutual funds, the Hodges Fund, the Hodges Small Cap Fund, the Hodges Blue Chip Equity Income Fund, and the Hodges Small Intrinsic Value Fund (collectively the “Funds”), each a series of Professionally Managed Portfolios (the “Trust”), registered as an Investment Company under the Investment Company Act of 1940 (the “1940 Act”). HCM provides investment advisory services to clients on a discretionary basis for an asset-based fee. References to HCM in this Code of Ethics (the “Code”) are to HCM as an Investment Adviser and, where appropriate, to HCM’s personnel.

First Dallas Securities, Inc. (“FDS” or the “Firm”) is an Investment Adviser registered with the SEC under the Advisers Act. FDS is also registered with the SEC as a Broker-Dealer and, in that capacity, is a member of FINRA (Financial Industry Regulatory Authority) and SIPC (Securities Investor Protection Corporation). In its advisory business, FDS’s client base is primarily comprised of individuals, retirement accounts and small businesses. FDS provides investment advisory services to clients in discretionary accounts for a commission-based fee. References to FDS in this Code are to FDS as an investment adviser in connection with its investment advisory business and, where appropriate, to those FDS personnel who act in connection with FDS’s investment advisory business.

As Registered Investment Advisers, both HCM and FDS are required to establish, maintain, and enforce a written code of ethics meeting the requirements of Advisers Act Rule 204A-1. In addition, as an Investment Adviser to a Registered Investment Company, HCM is required to adopt a written code of ethics in compliance with Rule 204A-1 of the Advisers Act and Rule 17j-1 of the 1940 Act.

Each officer, director, partner, and employee of HCM and FDS should carefully read and review this Code and ask questions if they are in any way unclear about what is required of them under the Code. Questions should be directed to the Chief Compliance Officer (“CCO”) and/or the Chief Operating Officer (“COO”) who may choose to consult with legal counsel. All employees are subject to all aspects of this Code of Ethics.

All employees will be referenced as "employees" in this Code. The term 'employees' covers all full time, part-time and temporary employees as well as interns. The term ‘access persons’ applies to all employees, with the exception of roles that are clerical or ministerial.

To the extent that this Code imposes obligations on HCM, FDS or any of their personnel other than those required by state and federal securities laws, it does so as a matter of striving to promote best practices and, in doing so, further stipulates that a failure to comply with any provisions of this Code that are not mandated by the federal securities laws should not be construed as a violation of any of such laws.

Employees are reminded that nothing contained in this Code shall be interpreted as relieving any employee from acting in accordance with all applicable laws, rules, regulations and other statements of policy or procedures, and any other terms of that person’s employment.

At the commencement of their employment with the Firm and each time a new version of the Code is issued, all employees must acknowledge that they understand and agree to abide by the terms of the Code by completing a certification using the mandated application (My Compliance Office, effective May 2019). Compliance will obtain an electronic acknowledgement from each supervised person confirming that he or she received a copy of the Code and any subsequent amendments. These acknowledgements will be maintained by Compliance for recordkeeping purposes.

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General Standards of Conduct

As an Investment Adviser, the Firm is construed to have a fiduciary relationship with its advisory clients and, as such, owe its clients a duty of care and loyalty. A fiduciary relationship is one of trust and confidence and, therefore, it is important that employees strive to avoid conduct that is or may be detrimental to these duties of care and loyalty and avoid actions that may have even the appearance of impropriety. Supervised employees of the Firm have a fiduciary obligation to (1) put the client’s best interest first, (2) act with prudence, that is, with the skill, care, diligence, and good judgement of a professional, (3) to not mislead clients by providing conspicuous, full and fair disclosure of all important facts, (4) avoid conflicts of interest, if possible, and (5) to fully disclose and fairly manage, in the client’s favor, unavoidable conflicts.

Although our fiduciary duties require more than simply avoiding illegal and inappropriate behavior, at a minimum, all employees should be aware that, as a matter of policy and the terms of their employment with the Firm, they are subject to the following provisions:

Employees may not:

▪	Employ any device, scheme, or artifice to defraud any client or prospective client of the Firm
▪	Make to any client or prospective client, including the Funds, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made to the client or prospective client, in light of the circumstances under which they are made, not misleading.
▪	Engage in any act, practice or course of conduct that operates or would operate as a fraud or deceit upon any client or prospective client or upon any person in connection with any transactions in securities.
▪	Engage in any manipulative practice with respect to any client.
▪	Use their position or any investment opportunities presented by virtue of such position to the detriment of clients.

Employees must:

▪	Conduct activities in a manner that avoids, to the extent possible, actual or potential conflicts of interest with clients or that treats clients fairly in the event of conflicts. This Code does not attempt to spell out all possible cases of conflicts of interest, but rather is designed to highlight possible problem areas. Employees should be conscious that areas other than those specifically addressed in this Code could involve conflicts of interest with our clients.
▪	Consider the interests of clients, including the Funds and its shareholders, as paramount and as coming before the interests HCM, FDS and/or any employee.
▪	Comply with applicable federal and state securities laws and any applicable regulatory agency rules.
▪	Report promptly any violations or suspected violations of this Code. There will be no retaliation against any employee that reports violations.

PERSONAL INVESTING AND ACTIVITIES

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Personal investing should be viewed as a privilege, not a right. As such, the Firm may place limitations on the number of trade requests and/or transactions.

Scope

The personal investment policies, procedures and restrictions referred to herein also apply to an employee’s spouse, significant other and minor children. The policies also apply to any other account over which the employee is deemed to have beneficial ownership.

The 1940 Act defines "Access Person" to mean any supervised persons of an investment adviser who (1) has access to nonpublic information regarding any advisory clients' purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund (i.e., the Hodges Funds), or (2) is involved in making securities recommendations to advisory clients, or who has access to such recommendations that are nonpublic.

All employees, with the exception of clerical or administrative staff, are considered Access Persons and are each notified of their responsibilities as Access Persons at the time their employment begins. For the purposes of this policy, “personal securities transactions” means:

▪	Securities transactions within an Access Person’s investment account;
▪	Securities transactions within an investment account of an Access Person’s immediate family member residing in the same household (e.g., spouse, dependent child); and
▪	Securities transactions in an investment account in which an Access Person serves as a trustee, custodian, has power of attorney or indirect beneficial ownership, as well as any other account(s) over which the employee has trading authority or exercises similar influence (i.e., as treasurer or investment officer of a charitable organization or foundation, for family members, friends, or investment clubs).

The Firm has adopted this policy to avoid potential conflicts of interest that may result from personal investing activities and, if a conflict occurs, to ensure that clients are treated in a manner consistent with the Firms’ fiduciary duty. In instances when the Firms’ or an employee’s interests are the same as our client’s, the client will be given priority over the employee or any non-client members of the employee’s family. This will inevitably place some restriction on freedom of investment for employees and their families.

All Employees must submit Personal Securities Transactions requests via My Compliance Office (“MCO”) prior to entering an order. The website is https://www.mycomplianceoffice.com.

Prohibited Activities

▪	Insider Trading: It is the policy of the Firm that no employee may engage in what is commonly known as “Insider Trading.” See the “Statement of Policy and Procedures to Detect and Prevent Insider Trading” below for more information.
▪	Fair Dealing vs. Self-Dealing: Each employee shall act in a manner consistent with the obligation to deal fairly with all clients when taking investment action. Self-dealing for personal benefit or benefits of HCM or FDS is prohibited. Personal trading contrary to the discretionary trading done for your clients or in any of the Funds may cause a trade not to be approved by Compliance.
▪	Front Running and Scalping: “Front Running” and “Scalping” refer to the buying or selling of securities prior to client(s), in order to benefit from any price movement that may be caused by client transaction(s) or the Firm’s recommendation(s) regarding the security. It also includes buying or selling options, rights, warrants, futures contracts, convertible securities, or other securities that are “related”
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to a security in which clients may affect transactions. “Front Running” and “Scalping” are strictly prohibited.

▪	Duties of Confidentiality: All information relating to clients’ portfolios and activities and recommendations made with respect to such portfolios is strictly confidential. Consideration of a particular purchase or sale for a client account shall not be disclosed except to authorized persons.
▪	Specific Employee Restrictions: The provisions in this section govern investment activities of "employees", as defined in the definitions section of this Code. Employees should carefully review the definitions of these terms in the definitions section at the end of this Code. Please see the section entitled, “Sanctions” to review the full range of disciplinary measures that may be employed if the terms of the Code are violated.

Prohibited Transactions

▪	Employees may not participate in Initial Public Offerings (IPOs).
▪	Employees may not enter Good-Till-Cancelled (“GTC”) orders for buys or sells.

Personal Securities Transactions

Holding Period

Personal security transactions are not for speculation. Therefore, a security must be held for a minimum of thirty (30) calendar days. Certain option securities are not bound by this holding period due to the nature of the security.

Requests Prior to Trading

All employees must submit requests for Personal Securities Transactions prior to entering an order via MCO. Employees are not required to submit requests for “Exempted Transactions” as defined in the “Definitions” section of this Code. Please note that Compliance has instituted a 2pm end of day trading policy for securities with a market capitalization of $5B or below. This new policy is designed to help ensure that client trades are given priority over employee personal trades.

Effective, 5/20/2020, no employee trade with a market capitalization of $5B or below can be placed prior to 2:00 pm CT. Employees wishing to trade positions that do not meet this condition must wait until 2pm to place their trade(s) unless certain conditions are met (as stated below). For trades placed away (external accounts), i.e., Fidelity, Schwab, TD Ameritrade, etc. Compliance will require an affirmation that you will abide by the 2pm trade policy and may require a copy of a confirmation with a time stamp to evidence adherence.

Requests for trades in equity securities with a market capitalization of $5B or more will automatically be approved and can be placed prior to 2pm. Securities below $5B must wait until 2pm for trading, unless the employee has confirmed with each respective Fund Manager that the trade will not conflict or interfere with the funds trading for that day. Compliance will conduct post trade reviews that will include, but is not limited to, any executed orders for one or more of the Funds or Model Portfolios, the market capitalization for the security (including the average daily volume); size of the trade requested, number and frequency of trades over a given period of time, and the length of time a security was held. In certain circumstances Compliance may require employees who are also advisors with discretionary clients give their client the better execution price if trades in the same security are executed on the same day and after 2pm.

Employees invested in any of the firm’s Strategy accounts are exempt from entering a request prior to trading since the trading is performed by a Portfolio Manager using a specific performance strategy. However, employees holding 25% or more ownership in a specific strategy are subject to the same guidelines set forth in this policy, unless otherwise stated.

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Compliance is responsible for providing and maintaining documentation of any exceptions to this policy.

Sanction Guidelines

These guidelines outline only a representative sampling of the possible sanctions that may be taken against you in the event of a violation of this Code. Repeated violations of this Code, even inadvertent violations that do not harm clients, may be viewed as disregarding the underlying principles of the Code and the sanction may be more severe.

Violation	Sanction Imposed
▪ Failure to submit a request but otherwise would have been approved (i.e., no conflict with client transactions).	▪ Reminder memo (First offense only)
▪ Failure to submit a request but otherwise would have been approved (i.e., no conflict with Advisory Client transactions) twice within twelve (12) calendar months.	▪ Reminder memo with email copy to Manager
▪ Failure to submit a request and the transaction would not have been approved.	▪ Immediate sale, disgorgement of profits, and reminder memo
▪ Failure to submit a request and the transaction would not have been approved twice within twelve (12) calendar months.	▪ Immediate sale, disgorgement of profits, memo to file and 30-day personal securities trading suspension
▪ Trading on a denied request.	▪ Immediate sale, disgorgement of profits, length of suspension, and additional penalties may be imposed based on the review of all facts and circumstances
▪ Profiting from short-swing trades (profiting on purchase & sale within thirty (30) days). Options are excluded	▪ Immediate disgorgement of profits and/or requirement to re-purchase shares (if higher price)
▪ Failure to return initial or annual disclosure forms. ▪ Failure to timely report transactions. ▪ Repeated violations of the Code (3 or more within twelve (12) calendar months.)	▪ Sanction may include but is not limited to a reminder memo, written memo to file, temporary or permanent suspension of personal trading, monetary sanctions, reporting to the Executive Committee, placed on unpaid administrative leave or termination of employment, other penalty as deemed appropriate by the Firm.

Waivers by the Chief Compliance Officer

The Chief Compliance Officer may, in his or her discretion, waive compliance with the provisions of this Code for any Access Person, if he or she finds that such a waiver:

▪	is necessary to alleviate undue hardship or in view of unforeseen circumstances or is otherwise appropriate under all the relevant facts and circumstances;
▪	will not be inconsistent with the purposes and objectives of the Code;
▪	will not adversely affect the interests of advisory clients of the Firm, the interests of the Firm; and
▪	will not result in a transaction or conduct that would violate provisions of applicable laws or regulations.

Any waiver shall be in writing and include an explanation. The Chief Compliance Officer, or authorized designee, shall promptly respond to the waiver and retain copies of the request and response in MCO.

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Limits on Gifts & Entertainment

Employees may not accept or give gifts or entertainment in excess of $100 in value to or from any entity doing business with or on behalf of the Funds, HCM or FDS. All gifts received or given must be entered in MCO.

Limits on Service as a Director or Board Member

Employees are prohibited from serving on the board of any company that is held as an investment in any of the Hodges Funds. Employees may serve on not-for-profit and other for-profit boards with Compliance approval. In the event such a request is approved, procedures shall be developed to avoid conflicts of interest.

Outside Business Activities

All outside business activities, including but not limited to outside employment and outside investments must be pre-approved by Compliance. Initial requests for approval of an Outside Business Activity must be submitted via MCO. Ongoing attestations regarding Outside Business Activities are made through MCO. As of January 2020, MCO maintains a full record of such requests, whether the request was approved or denied as well as a full roster of employees with approved Outside Business Activities. Hard copies are available prior to that date.

Private Securities Transactions in Limited Offering

Employees must submit for pre-approval of a Private Security Transaction (PST) via MCO. A PST is any transaction acquiring, directly or indirectly, beneficial ownership in any securities in a limited offering as defined in the “definitions” section of this Code). Such approval shall take into account, among other factors, whether the investment opportunity should be reserved for the Funds or another client and whether the opportunity is being offered to such person because of his or her position with the Funds, HCM or FDS.

Any such employees who have been authorized to acquire securities in a limited offering must disclose his or her interest in the issuer, security, or transaction if he or she is involved in the consideration of an investment in such issuer for the Funds or other client.

Any decisions to acquire such issuer’s securities on behalf of the Funds or other client shall be subject to review by employees with no personal interest in the issuer, security, or transaction. Employees may not participate in any Initial Public Offering (IPO) (as defined in the “definitions” section of this Code).

Social Media

Unless specific to job scope requirements, employees are not authorized to communicate on behalf of the Firm through social media or other electronic channels. All Firm and business-related electronic communications must be approved by Compliance.

Reporting of Personal Investments by Employees

All employee brokerage accounts, including spouse accounts, accounts for which the employee is deemed to have beneficial ownership, and any other accounts over which the employee and/or spouse exercise control, must be maintained at an approved brokerage firm. First Dallas Securities is the default brokerage firm. However, Compliance may grant an exception for using a different brokerage firm using its sole discretion. Exceptions may not be granted if the brokerage firm cannot or will not provide electronic data to the

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Compliance application used for personal trading supervision, currently MCO.

Every employee shall provide initial holdings reports and attest to annual holdings reports and quarterly transaction reports via MCO. It is the policy of the Firm that each employee must ensure that all accounts are correctly maintained within MCO.

Initial Holdings Report: Every employee shall, no later than ten (10) days after the person becomes an employee, file an initial holding report in MCO. Brokerage statements must be uploaded and attached to the submission and include the following:

▪	Title, number of shares and principal amount of each security in which the employee had any direct or indirect beneficial ownership when the person became an employee.
▪	Name of any Financial Institution, Broker/Dealer or Bank, including account name(s), number and location(s), with whom the employee maintained an account(s) in which any securities were held for the direct or indirect benefit of the employee; and
▪	The information submitted must be current as of a date no more than forty-five (45) days before the person became an employee.

Annual Holdings Report: Every employee shall, no later than January 31 each year, attest to an annual holding report via MCO. The annual holdings report will be captured via electronic data feed and contain the same information required in the initial holdings report as described above. The information must be current as of a date no more than forty-five (45) days before the annual report is attested. Any account holdings not available through an MCO feed, require documentation uploaded and attached to the attestation.

Quarterly Transaction Reports: Every employee must, no later than thirty (30) days after the end of each calendar quarter, attest to their quarterly transactions in a security in which the employee had any direct or indirect beneficial ownership. Account transactions will be captured in MCO and will include the following information:

▪	Date of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each security;
▪	Nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
▪	Price of the security at which the transaction was executed;
▪	Name of the Financial Institution, Broker/Dealer or Bank with or through whom the transaction(s) were executed; and

Any transactions not reflected in the MCO feed require documentation uploaded and attached to the attestation.

New Account Approval: For any new account established by the employee in which any securities will be held for the direct or indirect benefit of the employee; the employee must add the account via MCO and receive an approval from Compliance upon opening. The request must include:

▪	Name of the Financial Institution, Broker/Dealer or Bank with whom the employee established the account(s);
▪	Date the account(s) were established; and
▪	Account details including whether the employee has trading discretion over the account.

Exempt Transactions: An employee does not need to submit a report with respect to:

▪	Transactions effected for, securities held in, any account over which the person has no direct or indirect influence or control;
▪	Transactions effected pursuant to an automatic investment plan, i.e., a dividend retirement plan;
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Monitoring and Review of Personal Securities Transactions

Compliance will monitor and review all account statements and reports within thirty (30) days after receipt as required under 17j-1(d)(3) and for compliance with Firm policies regarding personal securities transactions and applicable FINRA and SEC rules and regulations. Compliance may also initiate inquiries of employees regarding personal securities trading. Employees are required to cooperate with such inquiries and any monitoring or review procedures employed by the Firm.

Any transactions for any account by members of Compliance will be reviewed by the CCO or another officer of the Firm. Compliance shall at least annually notify all employees via an MCO attestation and inform them of their reporting obligations.

If an employee has an account for which they do not have direct or indirect influence or control i.e., managed by a third party, then the account is exempt from the requirement to submit a request prior to trading. Copies of account activity are still required. Employees must also attest at least annually through MCO that they have such an account and do not have discretion over the account.

Policies and Procedures to Prevent Insider Trading

It is the policy of the Firm that no officer or employee may (i) trade, either personally or on the behalf of others (including investment companies, collective investment funds, common trust funds and trust accounts managed or advised by the Firm), on the basis of material nonpublic information or (ii) communicate material nonpublic information (“MNPI”) to others in violation of the law -- conduct that is commonly called “Insider Trading.” This policy applies to every employee, officer, and director of the Firms and the Firm’s parent company and extends to activities both within and outside of their duties at the Firms. Such employees, officers and/or directors must read this policy statement and acknowledge through certification their understanding of it.

“Insider Trading” is a term that includes both legal and illegal conduct. The legal version is when corporate insiders, officers, directors, and employees – buy and sell stock in their own companies. When corporate insiders trade in their own securities, they must report their trades to the SEC.

Illegal insider trading generally refers to buying and selling a security, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of material, nonpublic information about the security. Insider trading violations may also include “tipping” such information, securities trading by the person “tipped,” and securities trading by those who misappropriate such information.

Rule 10b5-1 provides that a person trades on the basis of material nonpublic information if a trader is “aware” of the material nonpublic information when making the purchase or sale. The rule also sets forth several affirmative defenses or exceptions to liability. The rule permits persons to trade in certain specified circumstances where it is clear that the information, they are aware of is not a factor in the decision to trade, such as pursuant to a preexisting plan, contract, or instruction that was made in good faith.

Rule 10b5-2 clarifies how the misappropriation theory applies to certain non-business relationships. This rule provides that a person receiving confidential information under circumstances specified in the rule would owe a duty of trust or confidence and thus could be liable under the misappropriation theory.

The elements of insider trading and the penalties for it are discussed below. If, after reviewing this policy statement, you have any questions you should consult with Compliance.

WHO IS AN INSIDER?

The concept of an “insider” is broad. It includes officers, directors, and employees of a company. In addition, a

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person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include certain “outsiders” such as, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. According to the United States Supreme Court, before such an “outsider” may be considered a “temporary insider”, the company’s relationship with the outsider must be such that the company reasonably expects him or her to keep the disclosed nonpublic information confidential.

WHAT IS MATERIAL INFORMATION?

Information generally is material if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision, or if public dissemination of it is reasonably certain to have a substantial effect on the price of a company’s securities. Information that should be presumed to be material includes but is not limited to dividend changes; earnings estimates; changes in previously released earnings estimates; significant merger or acquisition proposals or agreements; commencement of or developments in major litigation; liquidation problems; and extraordinary management developments. Material information does not have to relate to a company’s business. For example, in one case, the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of the security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not. Perhaps more importantly, knowledge of a decision, or impending decision, by the Firm to buy or sell a security for its clients or to recommend a security can constitute “material” information.

WHAT IS NONPUBLIC INFORMATION?

Information is nonpublic until it has been effectively communicated to the marketplace. One must be able to point to some fact to prove that the information is generally public. For example, information found in a report filed with the Securities Exchange Commission or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation would be considered public.

Penalties for Insider Trading

Penalties for trading on or communicating material nonpublic information are severe, both for the individuals/firms involved in the trading (or tipping) and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation.

Penalties include:

▪	Civil injunctions
▪	Damages in a civil suit as much as three times the amount of actual damages suffered by other buyers or sellers
▪	Disgorgement of profits
▪	Jail sentences
▪	Fines for the person who committed the violation of up to three times the profit gained, or loss avoided, whether or not the person benefited, and
▪	Prohibition from employment in the securities industry.

In addition, any violation of this policy statement can be expected to result in serious disciplinary measures from the Firm, including, but not limited to dismissal of the person involved. The reporting of such events to the appropriate state and federal regulatory agencies may also occur when appropriate.

Procedures to Implement the Firm’s Policy against Insider Trading

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The following procedures have been established to aid the officers, directors, and employees of the Firm in avoiding “Insider Trading”. Every officer, director and employee of the Firm must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability, and criminal penalties. If you have any questions about these procedures, you must consult Compliance.

Identifying Inside Information

Any time you think you may have inside information about a company, before you can place any trade in that company’s securities, either for yourself or for others (including the Firm’s clients), and before you advise anyone (including the Firm’s clients) to trade, in that company’s securities, ask yourself the following questions:

▪	Is the information material? Is this information that an investor would consider important in making their investment decisions? Is it information that would substantially affect the market price of the securities if generally disclosed?
▪	Is the information nonpublic? To whom has this information been provided? Has it been effectively communicated to the marketplace by appearing on the Dow Jones wire or by being published in Reuters, The Wall Street Journal, or publications of general circulation?

If, after asking these questions, you believe the information is material and nonpublic, or if you have any questions as to whether the information is material and nonpublic, you should take the following steps:

▪	Report the matter immediately to Compliance;
▪	Do not purchase and/or sell the securities on behalf of yourself or others including investment companies, collective investment funds, common trust funds and/or other accounts managed or advised by the Firm;
▪	Do not communicate the information inside and/or outside the Firm, other than to Compliance;
▪	After Compliance has reviewed the issue, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade and communicate the information.
▪	Compliance will take further action such as restricting the security from client and employee trading until the information is no longer deemed material non-public information.

Restricting Access to Material Nonpublic Information

Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within the Firm, except as provided in the paragraph above. In addition, you should take steps to keep such information secure. For example, files containing material nonpublic information should be sealed and access to computer files containing material nonpublic information should be restricted.

Resolving Issues Concerning Insider Trading

If, after you have considered the factors described in the paragraph entitled “Identifying Inside Information” above, you are still not sure whether information you have about a company is material or nonpublic, of if you are unsure about whether or how these procedures apply to your situation, or about the propriety of any action, you must discuss the situation with Compliance before trading or communicating the information to anyone.

Procedures to Prevent and Detect Insider Trading

To prevent insider trading, the Firm will:

▪	Provide educational materials to familiarize officers, directors and employees with the Firm’s policy and procedures;
▪	Conduct Annual Training for the Firm
▪	Resolve issues of whether information received by an officer, director or employee of the Firm is material and nonpublic;
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▪	Review on a regular basis and update as necessary the Firm’s policy and procedures; and
▪	When it has been determined that an officer, director, or employee of the Firm has material nonpublic information, implement measures to prevent dissemination of such information, and if necessary, restrict officers, directors, and employees from trading the securities.

To detect insider trading, Compliance will:

▪	Review trading activity reports and/or statements and confirms monthly;
▪	Review the trading activity in the Firm’s own account and in accounts managed or advised by the Firm;
▪	Review employee emails for information and dissemination of MNPI; and
▪	Coordinate the review of such reports with such other Firm officials as may be appropriate.

Special Reports to Management

Promptly, upon learning of a potential violation of the Firm’s Statement of Policy and Procedures to Detect and Prevent Insider Trading, Compliance should prepare a written report to such members of the Firm’s management as may be appropriate, providing full details and recommendations for further action.

Annual Reports to Management

Not less than annually, Compliance and/or other Firm officials will:

▪	Review and evaluate the full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the result of such investigation;
▪	Evaluate the current procedures and any recommendations for improvement;
▪	Review and evaluate the Firm’s continuing educational program regarding insider trading.

CODE ADMINISTRATION AND ENFORCEMENT

Review and Enforcement of the Code

1.	Compliance will perform the following duties:
a.	Provide each of the Firm’s employees with a copy of this Code, as it may be amended from time to time, and obtain from such employees a written or electronic acknowledgment of their receipt of this Code to be electronically signed and dated within MCO.
b.	Identify all employees who are required to make reports under this Code and inform them of their reporting obligations.
c.	On at least a quarterly basis, check and verify that all reports required to be submitted under this Code have been submitted by the appropriate persons. Compliance will review all account statements and reports within 30 days after receipt for any issues or irregularities and to determine whether any Code or legal violation may have occurred. Compliance may request additional information or take any other appropriate measure that Compliance decides is necessary to aid in this determination.
d.	If it is determined a Code violation may have occurred, Compliance will present the determination, together with the confidential quarterly report and any explanatory material provided by the person, to Senior Management.

No person is required to participate in a determination of whether they committed a Code violation or of the imposition of any sanction against them.

2.	Sanctions: If Senior Management finds that a violation of the Code has occurred, Senior Management may impose upon the responsible person(s) any sanction that Senior Management deems appropriate, which are described in the “Sanctions Guidelines” on Page 7. The Firm also reserves the right to sue or pursue other claims against or recovery from any employee or other person in an appropriate case.

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Senior Management will report any Code violation and sanction imposed to the Firm’s other senior management immediately and to the Board of Directors at the next regularly scheduled board meeting unless, in the sole discretion of Senior Management, circumstances warrant an earlier report. Any such violation and sanctions with respect to the Firm will also be reported to the Board of Trustees of the Trust in accordance with the recordkeeping and reporting provisions hereof. If appropriate, such decision may be reported to the appropriate federal and state regulatory agency.

3.	Exceptions/Waivers: The Firm reserves the right to grant an exception or waiver of compliance with the provisions of this Code, so long as such exception or waiver is not inconsistent with any applicable state and federal laws and regulations, their fiduciary obligations to clients or the best interest of their clients, and provided that in no event shall any exception or waiver be granted to an employee from compliance with any provision required in the Code with respect to such person by SEC Rule 204A-1 under the Advisers Act or Rule 17J-1 under the 1940 Act.

Compliance shall be responsible for ensuring that appropriate documentation of each exception or waiver (including information explaining the pertinent circumstances and rationale) is created and maintained in the appropriate records (as provided in the recordkeeping provisions hereof) and disclosed to the extent required. For example, exceptions or waivers that might be considered important by the Fund Board should be included in the report referenced in the recordkeeping and reporting provisions hereof.

Recordkeeping

Each Firm will maintain their respective records as set forth below. Compliance shall maintain all records in accordance with SEC Rule 17a (3) and a (4), 17j-1 under the 1940 Act and Rules 204A-1 and 204-2 under the Advisers Act.

1.	Copy of this Code and any other Code of Ethics within the past 6 years that was in effect shall be maintained;
2.	Record of any Code violation and of any action taken as a result of the violation shall be maintained and preserved for a period of not less than 6 years;
3.	Record of each written acknowledgment required under this Code for each person who is currently, or within the past 6 years was, an employee of the adviser and then an additional 6 years following their termination;
4.	Copy of each report made by an employee as required under this Code, including any information provided in a broker trade confirmation or account statement provided in lieu of such report, shall be maintained and preserved for a period of not less than 6 years;
5.	Record of the names of persons who are currently, or within the past 6 years were, employees of the Firm or who are or were required to make reports under this Code, or who are or were responsible for reviewing such reports;
6.	Copy of each report to the Board of Trustees of the Trust called for under this Code shall be maintained for at least 6 years;
7.	Record of any decision, and the reasons supporting the decision, to approve the acquisition of securities in a limited offering by employees or other persons, shall be maintained and preserved for at least 6 years from the date approval is granted; and
8.	Record of any exception or waiver granted under this Code, including information explaining the pertinent circumstances and rationale, shall be maintained for at least 6 years from the date such exception or waiver is granted.

Miscellaneous

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1.	Confidentiality: All personal securities transaction reports and any other information submitted under this Code will be treated as confidential, provided that such reports and related information may be produced to the designated examining authority and other regulatory agencies.
2.	Verification: Compliance has the right to request copies of backup documents to verify the integrity of any report submitted under this Code and request duplicate documents at any time.
3.	Interpretation of Provisions: The Board of Directors of the Firm, or Compliance may adopt such interpretations of this Code as it deems appropriate.
4.	Annual Review: Not less frequently than annually, Compliance will review the adequacy of this Code and the effectiveness of its implementation and will report to the Board of Directors of the Firm any recommendations for changes or modifications to this Code.
5.	Annual Report to Fund Board: No less frequently than annually, the CCO, on behalf of the Firm, will furnish to the Board of Trustees of the Trust a written report relative to the Firm that: (a) describes any issue(s) arising under the Code since the last report to the Board, including information about any material Code violations and sanctions imposed in response to the material violations, and (b) certifies that the Firm has adopted procedures reasonably necessary to prevent employees from violating the Code.
6.	Initial and Annual Acknowledgment: Each employee is required to acknowledge, in conjunction with becoming an employee and thereafter annually, that they have received the Code and any amendments thereto, and to certify as to certain other matters pertaining to their compliance under the Code as specified in MCO.

Protecting the Confidentiality of Client Information

Confidential Client Information

In the course of investment activities of the Firm, the Firm gains access to nonpublic information about its clients. Such information may include a person's status as a client, personal financial and account information, the allocation of assets in a client portfolio, the composition of investments in any client portfolio, information relating to services performed for or transactions entered into on behalf of clients, advice provided by the Firm to clients, and data or analyses derived from such nonpublic personal information (collectively referred to as 'Confidential Client Information'). All Confidential Client Information, whether relating to the Firm’s current or former clients, is subject to the Code's policies and procedures. Any doubts about the confidentiality of information must be resolved in favor of confidentiality.

Non-Disclosure of Confidential Client Information

All information regarding the Firm’s clients is confidential. Information may only be disclosed when the disclosure is consistent with the Firm's policy and the client's direction. The Firm does not share Confidential Client Information with any third parties, except in the following circumstances:

▪	As necessary to provide service that the client requested or authorized, or to maintain and service the client's account. The Firm will require that any financial intermediary, agent or other service provider utilized by the Firm. (such as Broker-Dealers or Sub-Advisers) comply with substantially similar standards for non-disclosure and protection of Confidential Client Information and use the information provided by the Firm only for the performance of the specific service requested by the Firm;
▪	As required by regulatory authorities or law enforcement officials who have jurisdiction over the Firm, or as otherwise required by any applicable law. In the event the Firm is compelled to disclose Confidential Client Information, the Firm shall provide prompt notice to the clients affected, so that the clients may seek a protective order or other appropriate remedy. If no protective order or other appropriate remedy is obtained, The Firm shall disclose only such information, and only in such detail, as is legally required;
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▪	To the extent reasonably necessary to prevent fraud, unauthorized transactions, or liability.

Employee Responsibilities

All employees are prohibited, either during or after the termination of their employment, from disclosing Confidential Client Information to any person or entity outside the firm, including family members, except under the circumstances described above. An employee is permitted to disclose Confidential Client Information only to such other employees who need to have access to such information to deliver the Firm’s services to the client. Employees are also prohibited from making unauthorized copies of any documents or files containing Confidential Client Information and, upon termination of their employment with the Firm must return all such documents to the Firm.

Any employee who violates the non-disclosure policy described above will be subject to disciplinary action, including possible termination, whether or not they benefited from the disclosed information.

Unless specific to job scope requirements, employees are not authorized to and therefore may not speak on behalf of Hodges Capital Management and/or First Dallas Securities through social media or other written and/or electronic communications. Employees may not publicly discuss clients, investment strategies or recommendations, investment performance, other products or services offered by our Firms, employees, or any work-related matters, whether confidential or not, outside company-authorized communications. Employees are required to protect the privacy of clients and employees and are prohibited from disclosing personal employee and non-employee information and any other proprietary and nonpublic information to which employees have access. Such information includes but is not limited to customer information, trade secrets, financial information, and strategic business plans.

Security of Confidential Personal Information

The Firm enforces the following policies and procedures to protect the security of confidential client information:

▪	The Firm restricts access to confidential client information to those employees who need to know such information to provide the Firm’s services to clients;
▪	Any employee who is authorized to have access to confidential client information in connection with the performance of such person's duties and responsibilities is required to keep such information in a secure compartment, file, or receptacle on a daily basis as of the close of each business day;
▪	All electronic files containing any confidential client information shall be secured and protected from access by unauthorized persons;
▪	Any conversations involving confidential client information, if appropriate at all, must be conducted by employees in private, and care must be taken to avoid any unauthorized persons overhearing or intercepting such conversations.

Privacy Policy

As a Registered Investment Adviser, the Firm, and all employees, must comply with SEC Regulation S-P, which requires Investment Advisers to adopt policies and procedures to protect the 'nonpublic personal information' of natural person clients. 'Nonpublic information,' under Regulation S-P, includes personally identifiable financial information and any list, description, or grouping that is derived from personally identifiable financial information. Personally identifiable financial information is defined to include information supplied by individual clients, information resulting from transactions, any information obtained in providing products or services. Pursuant to Regulation S-P the Firm has adopted policies and procedures to safeguard the information of natural

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person clients.

Enforcement and Review of Confidentiality and Privacy Policies

Compliance is responsible for reviewing, maintaining, and enforcing the Firm’s confidentiality and privacy policies and is also responsible for conducting appropriate employee training to ensure adherence to these policies. Any exceptions to this policy require the written approval of Compliance.

DEFINITIONS

Employee of the Firm

1.	Any supervised person of the adviser (see the definition of supervised person below):
a.	Who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any fund for which the adviser serves as investment adviser, or
b.	Who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic;
2.	Any director, officer, general partner, or access person of the adviser (or of any company in a control relationship to the adviser) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding, the purchase or sale of securities by the Funds (or any other fund advised by the adviser), or whose functions relate to the making of any recommendations with respect to such purchases or sales;
4.	Any natural person in a control relationship to the adviser who obtains information concerning recommendations made to the Funds (or any other fund advised by the adviser) regarding the purchase or sale of securities by that fund; Any other individual so designated by Compliance

Note that if providing investment advice is an adviser’s primary business, all of the adviser’s directors, officers and partners are assumed to be employees.

Access Person

Any partner, officer, director (or other person occupying a similar status or performing similar functions), or employees, with the exception of those performing clerical and/or ministerial responsibilities.

Automatic Investment Plan

A program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan

Beneficial Ownership

Determined in accordance with Rule 16a-1(a) (2) under the Securities Exchange Act of 1934, except that the determination shall apply to all securities, and not just equity securities, that an employee has or acquires. Rule 16a-1(a) (2) provides that the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares a direct or indirect pecuniary interest in any equity security. Therefore, an employee may be deemed to have beneficial ownership of securities held by members of his or her immediate family sharing the same household, or by certain partnerships, trusts, corporations, or other arrangements. Any report required by this Code may contain a statement that the report will not be construed as an admission that the person making the report has any direct or indirect beneficial ownership in the security to which the report relates.

The following examples of beneficial ownership are for illustrative purposes only and should be confirmed by

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each employee in consultation with their own legal advisors:

1.	A reporting employee for their own benefit, whether bearer, registered in their own name, or otherwise;
2.	For reporting employee’s benefit (regardless of whether or how registered), such as securities held for the reporting employee by custodians, brokers, relatives, executors, or administrators;
3.	For a reporting employee’s account by a pledge;
4.	By a trust in which a reporting employee has an income or remainder interest unless the reporting employee’s only interest is to receive principal if (a) some other remainder person dies before distribution or (b) if some other person can direct by will a distribution of trust property or income to the reporting employee;
5.	By a reporting employee as trustee or co-trustee, where either the reporting employee or any member of their immediate family (i.e., spouse, children and their descendants, stepchildren, parents and their ancestors, and stepparents, in each case treating a legal adoption as blood relationship) has an income or remainder interest in the trust;
6.	By a trust of which the reporting employee is the settler, if the reporting employee has the power to revoke the trust without obtaining the consent of the beneficiaries;
7.	Nonpublic partnership in which the reporting employee is a partner;
8.	A personal holding company controlled by the reporting employee alone or jointly with others;
9.	In the name of the reporting employee’s spouse unless legally separated;
10.	In the name of the minor children of the reporting employee or in the name of any relative of the reporting employee or of their spouse (including a dependent) who is presently sharing the reporting employee’s home. This applies even if the securities were not received from the reporting employee and the dividends are not actually used for the maintenance of the reporting employee’s home;
11.	In the name of any person other than the reporting employee and those listed in (9) and (10) above, if by reason of any contract, understanding, relationship, agreement, or other arrangement the reporting employee obtains benefit substantially equivalent to those of ownership;
12.	In the name of any person other than the reporting employee, even though the reporting employee does not obtain benefits substantially equivalent to those of ownership (as described in (11) above) if the reporting employee can vest or request title in themselves.

Control has the same meaning as in Section 2(a) (9) of the Investment Company Act of 1940.

Covered Account

Any account in an employee’s name or in which HCM, FDS or an employee has any direct or indirect “beneficial ownership” interest.

Exempted Transactions:

1.	Transactions in securities issued by the Government of the United States;
2.	Transactions in shares of Open-Ended Mutual Funds and Exchange Traded Funds (ETFs);
3.	Transactions involving bank Certificates of Deposit;
4.	Transactions effected in an account over which the employees has no direct influence or control (e.g., blind trust, discretionary account or trust managed by a third party); and
5.	Transactions which are part of an automatic investment plan, including dividend reinvestment programs.

Federal Securities Laws

The Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted there under by the Securities and Exchange Commission or the Department of the Treasury.

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Funds

An investment company registered under the Investment Company Act of 1940.

Fund Manager

Any employee of the Firm that has been granted the authority to enter securities orders for the Funds.

Initial Public Offering (IPO)

An offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934.

Limited Offering

An offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(2) or section 4(6) or pursuant to rule 504, rule 505, or rule 506 under the Securities Act of 1933.

Personal Securities Transaction

Any purchase or sale of stocks, bonds, options, debentures, notes, warrants, rights, investment contracts, partnership interests or Limited Liability Company interests. However, the term “personal securities transaction” does not include transactions defined as “Exempted Transactions” in the definitions section of the Code.

Supervised Person

Any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Firm, as the case may be, or other person who provides investment advice on their behalf and is subject to their supervision and control.

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